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                                                                 EXHIBIT (c)(10)

INVESTMENT BANKING DIVISION

PaineWebber Incorporated
725 South Figueroa Street
Suite 4100
Los Angeles, CA 90017
213 972-1787

                                                             [PaineWebber LOGO]

December 19, 1995

Board of Directors
CIMCO, Inc.
265 Briggs Avenue
Costa Mesa, California 92626

Gentlemen:

     CIMCO, Inc. ("CIMCO" or the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with M.A. Hanna Company ("Parent") and Hanwest, Inc., a wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Agreement: (i) Purchaser will make a tender offer (the "Offer") for all of the outstanding shares of common stock, par value $.01 per share ("Common Stock") of the Company at $10.50 per share in cash (the "Consideration") and
(ii) following completion of the Offer, each issued and outstanding share of Common Stock (other than shares owned by Parent and its affiliates) will be converted in a merger (the "Merger" and, together with the Offer, the "Transaction") solely into the right to receive the Consideration.

     You have asked us whether or not, in our opinion, the Consideration is fair, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates).

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed, among other public information, the Company's Annual Reports, Forms 10-K and related financial information for the three fiscal years ended April 30, 1995, the Company's Form 10-Q, the related unaudited financial information for the three months ended July 31, 1995, and preliminary unaudited financial information for the six months ended October 31, 1995 provided by management;

     (2) Reviewed certain information, including financial forecasts for the fiscal year ending April 30, 1996, relating to the business, earnings, cash flow, assets and prospects of the Company, furnished to us by the Company;

     (3) Conducted discussions with members of senior management of the Company concerning its businesses and prospects and conducted site visits of certain CIMCO facilities;

     (4) Reviewed the historical market prices and trading activity for the Common Stock and compared such price and trading history with that of certain other publicly traded companies which we deemed relevant;

     (5) Compared the financial position and operating results of the Company with those of certain other publicly traded companies which we deemed relevant;


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     (6) Reviewed the proposed financial terms of the Transaction and compared such terms with the financial terms of certain other mergers and acquisitions which we deemed relevant;

     (7) Reviewed the draft Merger Agreement dated December 12, 1995; and

     (8) Reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have relied on the accuracy and completeness of all information that was publicly available or supplied or otherwise communicated to us by or on behalf of the Company, and we have not assumed any responsibility for independent verification of such information or undertaken an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company and have assumed that all material assets and liabilities (contingent or otherwise, known or unknown) are as set forth on the Company's financial statements. We have assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the Company's management as to the future performance of the Company. We understand that financial forecasts relating to periods after fiscal year 1996 have not been, and will not be, prepared by the Company's management. Accordingly, with your consent, in connection with our opinion we have not conducted certain analyses, including discounted cash flow analysis, which would require such long-term forecasts, and our opinion is necessarily limited thereby. We have, at the request of the Company, solicited third party indications of interest with respect to the acquisition of all or a portion of the Company. Our opinion is based on regulatory, economic, monetary and market conditions existing on the date hereof.

     Our opinion is directed to the Board of Directors and does not constitute a recommendation to any shareholder of the Company as to whether or not any such shareholder should tender his or her shares pursuant to the Offer or approve the Merger. Our opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies discussed by the Board of Directors of the Company or the Special Committee thereof as alternatives to the Transaction or the decision of the Board of Directors of the Company to proceed with the Transaction.

     This opinion has been prepared solely for the use of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to, or given to any other person or otherwise made public without the prior written consent of PaineWebber Incorporated; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 to be filed with the Securities and Exchange Commission in connection with the Offer.

     PaineWebber Incorporated is currently acting as financial advisor to the Special Committee of the Board of Directors of the Company and will receive a fee upon delivery of this opinion and upon consummation of the Offer.

     In the ordinary course of our business, we may trade the securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

     On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates).


                                          Very truly yours,

                                          PAINEWEBBER INCORPORATED